UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):                     [  ] Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [x] Form 10-Q   [  ] Form N-SAR

For Period Ended:  March 31, 2020

[   ]           Transition Report on Form 10-K

[   ]           Transition Report on Form 20-F

[   ]           Transition Report on Form 11-K

[   ]           Transition Report on Form 10-Q

    [   ]           Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:                                                                                               Acquired Sales Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):                                       31 N. Suffolk Lane

City, State and Zip Code:                                                                                              Lake Forest, Illinois 60045

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ](a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ](b)The subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2020 cannot be completed because a subsequent event has arisen that we believe should be included in the filing. We need additional time to integrate the disclosure, provide it to our independent accountant for review and complete the edgarization and XBRL process.

PART IV  -  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Gerard M. Jacobs	(847) 915-2446
(Name)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):  [X]  Yes [   ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acquired Sales Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2020

/s/ Gerard M. Jacobs By: Gerard M. Jacobs Its: Chief Executive Officer